December 22, 2008	Alan L. Talesnick
303-894-6378
ATalesnick@pattonboggs.com
VIA EDGAR AND OVERNIGHT COURIER
Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Global Clean Energy, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Form 10-KSB/A Filed May 7, 2008
File No. 0-30303
Dear Mr. Cash:
On behalf of Global Clean Energy, Inc. (the “Company”), this letter provides the Company’s response to the Staff’s comments in its letter dated November 6, 2008 concerning the Company’s Form 10-KSB/A for the Fiscal Year Ended December 31, 2007 (the “Annual Report”) that was filed with the Commission on May 7, 2008. The responses below are numbered to correspond with the comments in the Staff’s letter. All information in these responses was provided to us by the Company.
FORM 10-KSB/A FOR FISCAL YEAR ENDED DECEMBER 31, 2007
Item 8A. Controls and Procedures, page 31
1. It does not appear that your management has performed its assessment of internal control over financial reporting or provided a conclusion as to the effectiveness of your internal control over financial reporting as of December 31, 2007 as required by Item 308T(a) of Regulation S-B. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

Mr. John Cash
December 22, 2008

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.
In performing your evaluation, you may find the following documents helpful:
•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 — A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).
Response to Comment 1:
The Company performed an assessment of its internal control over financial reporting as of December 31, 2007 and concluded that its internal control over financial reporting was effective as of December 31, 2007. The Company inadvertently did not include a complete discussion regarding its assessment and will amend the Annual Report to include a report regarding its assessment of the effectiveness of the Company’s internal control over financial reporting. A copy of the proposed amendment is attached hereto as Exhibit A.
2. In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.
Please note that the failure to perform management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Mr. John Cash
December 22, 2008

As appropriate, please amend your filing and respond to these comments within 30 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response to Comment 2:
The Company performed an assessment of its internal control over financial reporting as of December 31, 2007, and it concluded that its internal control over financial reporting was effective as of December 31, 2007. The Company unintentionally omitted including a report regarding its assessment of the effectiveness of its internal control over financial reporting in the Annual Report and is in the process of amending its Annual Report to correct this inadvertent error. The Company, however, does not believe that this inadvertent omission impacts the Company’s conclusions regarding the effectiveness of its disclosure controls and procedures, including its controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company’s management, including its principal financial and executive officers, as appropriate to allow for timely decisions regarding required disclosures. The results of the Company’s assessment of its internal control over financial reporting were properly disclosed and discussed with the Company’s management, including its principal financial officer and its principal executive officer. Unfortunately, these results were inadvertently omitted from the Company’s Annual Report.

Mr. John Cash
December 22, 2008

As requested by the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you wish to discuss any of these matters, please contact me at (303) 894-6378.

Very truly yours,

PATTON BOGGS LLP

By:	/s/ Alan L. Talesnick Alan L. Talesnick

cc:	Global Clean Energy, Inc.
c/o Kenneth Adessky

EXHIBIT A
Proposed Amendment
No. 2 to the Form 10-KSB/A
Filed by Global Clean Energy
On May 7, 2008.

Draft
December 22, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-KSB/A
Amendment No. 2.
(Mark One)

☑	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from:                      to
Commission File No.: 0-30303
GLOBAL CLEAN ENERGY, INC.
(Name of Small Business Issuer as Specified in Its Charter)

MARYLAND	84-1522846

(State or Other Jurisdiction of Incorporation	(I.R.S. Employer Identification No.)
or Organization)
3095 S. Parker Rd. #200, Aurora, Colorado 80014
(Address of Principal Executive Offices)
720-213-1287
(Issuer’s Telephone Number, Including Area Code)
Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act: Common Stock, par value $0.001
Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
State the issuer’s revenues for its most recent fiscal year: $-0-
The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of May 5, 2008 was not determinable because there is no trading market for the registrant’s common stock.
The number of shares of the registrant’s common stock outstanding as of May 5, 2008: 25,078,721 shares.
Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☑

Draft
December 22, 2008
Explanatory Note
This Amendment No. 2 to the Annual Report on Form 10-KSB/A of Global Clean Energy, Inc. (the “Company”) for the fiscal year ended December 31, 2007 is being filed in response to comments the Company received from the SEC regarding the Company’s evaluation of its internal control over financial reporting. This amendment contains a revised Item 8A.
In accordance with Rule 12b-15 under the Securities and Exchange Act of 1934, the complete text of Item 8A, as amended in this Amendment No. 2, is set forth herein. The remainder of the Company’s Amendment No. 1 to the Annual Report on Form 10-KSB/A (filed on May 7, 2008) is unchanged.

Draft
December 22, 2008

Draft
December 22, 2008
ITEM 8A. CONTROLS AND PROCEDURES
(a) Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Specifically, our internal control over financial reporting includes those policies and procedures that:
•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations by our management and/or directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this evaluation under the COSO Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2007.
This annual report does not include an attestation report by our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission (the “SEC”) that allows us to provide only management’s report in this annual report.
Under the supervision and with the participation of our senior management, consisting of our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report (the “Evaluation Date”). Based on that evaluation, management, including our chief executive officer and chief financial officer, concluded that as of the Evaluation Date, our disclosure controls and procedures are effective such that the information relating to us required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (ii) is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
(b) Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the last fiscal quarter of the period covered by this report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Draft
December 22, 2008
SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Aurora, State of Colorado, on this                     th day of December, 2008.

GLOBAL CLEAN ENERGY, INC.
By	/s/ Kenneth S. Adessky
Kenneth S. Adessky
Chief Financial Officer
In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Dr. Earl Azimov	Chairman of the Board	May 5, 2008
Dr. Earl Azimov

/s/ John Grob	Director and President	May 5, 2008
John Grob

/s/ Kenneth S. Adessky	Director, CFO and Secretary	May 5, 2008
Kenneth S. Adessky

/s/ Paul Whitton	Director and Senior Vice-President	May 5, 2008
Paul Whitton

Draft
December 22, 2008
EXHIBIT INDEX

Exhibit Number	Description
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (6)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (6)
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (6)

(6)	Filed herewith.

Draft
December 22, 2008
Exhibit 31.1
Certification of Principal Executive Officer
I, John Grob, certify that:
1. I have reviewed this Amendment No. 2 to Annual Report on Form 10-KSB/A of GLOBAL CLEAN ENERGY, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
4. The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting;

5. The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):
a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.
Date: December __, 2008

/s/ John Grob
John Grob
President Principal Executive Officer

Draft
December 22, 2008
Exhibit 31.2
Certification of Principal Financial Officer
I, Kenneth S. Adessky, certify that:
1. I have reviewed this Amendment No. 2 to Annual Report on Form 10-KSB/A of GLOBAL CLEAN ENERGY, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
4. The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting;

5. The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):
a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.
Date: December __, 2008

/s/ Kenneth S. Adessky
Kenneth S. Adessky
Chief Financial Officer Principal Financial Officer

Draft
December 22, 2008
Exhibit 32.1
Section 1350 Certifications
STATEMENT FURNISHED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
The undersigned is the President of GLOBAL CLEAN ENERGY, Inc. This Certification is made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification accompanies the Amendment No. 2 to Annual Report on Form 10-KSB/A of GLOBAL CLEAN ENERGY, Inc. for the year ended December 31, 2007 (the “10-KSB Report”).
The undersigned certifies that the 10-KSB Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such 10-KSB Report fairly presents, in all material respects, the financial condition and results of operations of GLOBAL CLEAN ENERGY, Inc. as of December 31, 2007.
This Certification is executed as of December  _____, 2008.

/s/ John Grob
John Grob
President Principal Executive Officer
A signed original of this written statement required by Section 906 has been provided to us and will be retained by GLOBAL CLEAN ENERGY, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Draft
December 22, 2008
Exhibit 32.2
Section 1350 Certifications
STATEMENT FURNISHED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
The undersigned is the Chief Financial Officer of GLOBAL CLEAN ENERGY, Inc. This Certification is made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification accompanies the Amendment No. 2 to Annual Report on Form 10-KSB/A of GLOBAL CLEAN ENERGY, Inc. for the year ended December 31, 2007 (the “10-KSB Report”).
The undersigned certifies that the 10-KSB Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such 10-KSB Report fairly presents, in all material respects, the financial condition and results of operations of GLOBAL CLEAN ENERGY, Inc. as of December 31, 2007.
This Certification is executed as of December  _____, 2008.

/s/ Kenneth S. Adessky
Kenneth S. Adessky
Chief Financial Officer (Principal Financial Officer)
A signed original of this written statement required by Section 906 has been provided to us and will be retained by GLOBAL CLEAN ENERGY, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.